UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A—16 OR 15D—16 OF

THE SECURITIES EXCHANGE ACT OF 1934

(December 29, 2023)

Commission File No. 001-32846

CRH public limited company

(Translation of registrant’s name into English)

Stonemason’s Way, Rathfarnham,

Dublin 16, Ireland.

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-273244) AND FORM S-8 (FILE NO. 333-274148) OF CRH PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On December 29, 2023, CRH America, Inc., a wholly-owned subsidiary of CRH public limited company (“CRH”), transferred the listing of its 6.40% notes due 2033 (the “Notes”), which are fully and unconditionally guaranteed by CRH, from Euronext Dublin to The New York Stock Exchange. A copy of the announcement submitted by CRH America to Euronext Dublin requesting the delisting of the Notes with immediate effect is attached as Exhibit 99.1.

Exhibit List

Exhibit No.	Description

99.1	Euronext Dublin Announcement dated December 29, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)
Date: December 29, 2023

	By:	/s/ Neil Colgan
N. Colgan Company Secretary